Date: __________, 2003

To:      Tower Semiconductor Ltd.
         P.O. Box 619
         Migdal Haemek 23105
         Israel
         Fax: +972-4-654-7788
         Attention: Co-Chief Executive Officer

cc:      Yigal Arnon & Co.
         One Azrieli Center
         Tel-Aviv 67021
         Israel
         Fax: +972-3-608-7714
         Attention: David H. Schapiro, Adv.

     Re: AMENDMENT TO PAYMENT SCHEDULE OF SERIES A-5 ADDITIONAL PURCHASE OBLIGATIONS, WAIVER OF SERIES A-5 CONDITIONS, CONVERSION OF SERIES A-4 WAFER CREDITS AND OTHER PROVISIONS (THE "AMENDMENT")

Dear Sirs,

     With regard to the obligation of each party to this letter (a "Party") to exercise the Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, all capitalized terms not defined herein shall be as defined therein, each Party hereby agrees that subject to Section 7 of this Amendment, effective upon the receipt by Tower Semiconductor Ltd. (the "Company" or "Tower") of the signatures of each of SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and Israel Corporation Technologies (ICTech) Ltd., its agreements shall be amended as follows:

     1.   EXERCISE OF SERIES A-5 ADDITIONAL PURCHASE OBLIGATION.

     1.1. FIRST INSTALLMENT. Each Party hereby notifies Tower that in accordance with the terms set forth hereunder, and subject to and effective upon Tower obtaining all required approvals as specified in Section 7 hereof, it shall irrevocably exercise sixty percent (60%) of the Series A-5 Additional Purchase Obligation (the "First Installment"), which is the amount identified as the First Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The First Installment shall be paid no later than five (5) business days following satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower's CEO(s) certifying the satisfaction of such condition.


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     1.2. SECOND INSTALLMENT. Provided the conditions of Section 1.1 are met, each Party hereby further notifies the Company that in accordance with the terms set forth hereunder, and subject to and conditioned upon the completion of the Minimum Financing (as defined below), it shall irrevocably exercise forty percent (40%) of the Series A-5 Additional Purchase Obligation (the "Second Installment"; the First Installment and the Second Installment shall collectively be referred to as the "Series A-5 APO Installments"), which is the amount identified as the Second Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The term Minimum Financing shall mean the Raising (as defined below) by the Company of the dollar amount equal to (a) $22,105,730, provided that if either QuickLogic Corp. or The Challenge Fund-Etgar II, LP (each, a "Non-Participating Party") does not become a party to this Amendment, each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited agree to amend the terms of the Facility Agreement to which Tower is a party (the "Facility Agreement") such that the payment of the Series A-5 Additional Purchase Obligation by such Non-Participating Party shall no longer be required pursuant to the Facility Agreement, or (b) $22,105,730 plus the dollar amount represented by the Series A-5 Additional Purchase Obligation of a Non-Participating Party. The term Raising shall mean the receipt of proceeds from (i) the sale, in a public or private offering, of ordinary shares of the Company or debt convertible into ordinary shares of the Company; or (ii) any other form of fund raising which satisfies the requirements for additional financing pursuant to section 16.27.2 of the Facility Agreement, as amended, to which the Company is a party. The Second Installment shall be paid upon satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower's CEO(s) certifying the satisfaction of such condition; provided, further, that the Second Installment shall not be due before the later of (i) August 1, 2003, and (ii) five (5) business days following the date upon which the Company has completed the Minimum Financing. Notwithstanding the preceding sentence, the obligation to advance the Second Installment shall terminate, and there shall be no further obligation or liability to pay the Second Installment, if the Minimum Financing shall not have been completed by December 31, 2003.

          For the avoidance of all doubt and notwithstanding the provisions set forth in Sections 5 and 6 of the Additional Purchase Obligation Agreement between SanDisk Corp. and Tower dated July 4, 2000 or the Additional Purchase Obligation Agreement between Israel Corporation Technologies (ICTech) Ltd. and Tower dated December 12, 2000 or the Additional Purchase Obligation Agreement between The Challenge Fund-Etgar II, LP and Tower dated February 11, 2001 and as incorporated by reference in all of the other Fab 2 Investment Agreements, as applicable to each Party, each Party's undertaking to pay the First Installment and the Second Installment is, upon satisfaction of all of the conditions specified in this Amendment and subject to the last sentence of the first paragraph of this Section 1.2, completely irrevocable.


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     2.   SHARE ISSUANCES. Immediately following the advancement of the First
          Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the First Installment divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date that this Amendment is approved by the Board of Directors of the Company. Immediately following the advancement of the Second Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the Second Installment divided by the price per ordinary share of the Company paid in connection with the Minimum Financing (the "Minimum Financing Price"); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be the average trading price for the ordinary shares of the Company during the thirty
          (30) consecutive trading days preceding the date the Second Installment is paid.


     3. CONVERSION OF PORTION OF PRE-PAID CREDIT ACCOUNT. Tower hereby grants to each Party who is either SanDisk Corp. ("SNDK"), Alliance Semiconductor Corp. ("ALSC"), Macronix International Co., Ltd. ("MXIC") or QuickLogic Corp. ("QUIK") (SNDK, ALSC, MXIC and QUIK shall each be referred to as a "Wafer Partner" and collectively shall be referred as the "Wafer Partners") an option to convert a number of credits equal to the number of credits in each of its respective Pre-Paid Wafer Accounts that were issued in connection with its advancement of the Series A-4 Additional Purchase Obligation payment in October 2002 and that are held in its Pre-Paid Wafer Account on December 31, 2005 (the "Series A-4 Credits") into fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the Series A-4 Credits divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding December 31, 2005 (the "Conversion Price"), PROVIDED that such Party provides Tower advance written notice to convert all or a portion of the Series A-4 Credits no earlier than December 31, 2005 and by no later than January 31, 2006 (the "Conversion Notice"). Tower hereby agrees to issue to each Wafer Partner that provides it with a Conversion Notice the ordinary shares to be issued in connection with its exercise of the Series A-4 Credits promptly after its receipt of such Conversion Notice.

     4. RIGHTS OFFERING. To the extent that any of the Wafer Partners shall convert their "Series A-4 Credits" into fully-paid and non-assessable ordinary shares pursuant to paragraph 3, and provided that such amount of converted Series A-4 Credits are equivalent to or greater than an aggregate of 5% of Tower's then outstanding share capital, Tower hereby undertakes to prepare and file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with their conversion of the Series A-4 Credits, for the distribution of rights to all of Tower's shareholders other than Wafer Partners but including each of the Parties who are either Israel Corporation Technologies (ICTech) Ltd. ("ICTech") or The Challenge Fund-Etgar II, LP ("CF") (ICTech and CF shall each be referred to as an "Equity Partner"), to purchase additional shares in Tower at the Conversion Price to maintain their percentage of ordinary shares held in Tower immediately prior to the conversion of the Series A-4 Credits. Tower shall use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and the Israel Securities Authority as soon as reasonably practicable after filing thereof with the Securities and Exchange Commission and the Israel Securities Authority.


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


     5. TERMINATION OF WAFER PARTNER DIFFERENTIAL CONDITION. Upon satisfaction of the condition set forth in the first sentence of Section 1.1, the parties shall irrevocably agree to fully and indefinitely waive Tower's obligation to raise an additional $50 million from additional wafer partners in connection with the provisions set forth in the Fab 2 Investment Agreements and related letters with respect to the Wafer Partner Differential.

     6. RESTRICTION ON TRANSFER OF EQUITY SECURITIES UNDER THE CONSOLIDATED SHAREHOLDERS AGREEMENT; REGISTRATION RIGHTS. All of the parties to the Consolidated Shareholders Agreement dated January 18, 2001 by and between SanDisk, Alliance, Macronix and Israel Corporation Ltd. (the "CSA"), hereby agree that all of the ordinary shares in Tower to be issued to such parties with respect to the Series A-5 Additional Purchase Obligations will be subject to the restrictions on transfer of Equity Securities during the Initial Restricted Period and the Subsequent Restricted Period (all capitalized terms in this section as defined in the CSA). All shares issued or contemplated to be issued to the parties pursuant to Sections 2 and 3 of this Amendment shall be deemed to be Purchaser Group Registrable Securities as defined in and as provided for in the Registration Rights Agreement made as of January 18, 2001, by and among Tower Semiconductor Ltd., SanDisk Corporation, Alliance Semiconductor Corp., Macronix International Co., Ltd, QuickLogic Corporation and The Israel Corporation Ltd.

     7. APPROVALS. This Amendment and the parties obligations hereunder are subject to and shall only become effective upon the approval of the Company's audit committee, its board of directors (which approval shall include the unanimous vote of approval of its independent directors), its shareholders, the Office of the Chief Scientist, the Investment Center and, to the extent applicable, the Israel Land Administration. In addition, this Amendment and the parties obligations hereunder is subject to and shall only become effective upon the Company receiving the consent of each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited to amend the terms of the Facility Agreement to (a) postpone the date for Tower to next raise an aggregate of $26 million pursuant to section 16.27.2 of the Facility Agreement, and (b) recognize any of the payment of the First Installment in satisfaction of Tower's obligation to raise funds under section 16.27.2 of the Facility Agreement.


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


     8. FAB 2 INVESTMENT AGREEMENTS. Except as expressly set forth in this Amendment and effective upon payment of the First Installment in full, the Company hereby irrevocably waives, forever excuses and releases the Wafer Partners and their respective officers, directors and employees, from their obligation to exercise the Series A-5 Additional Purchase Obligation as provided for in the Fab 2 Investment Agreements, including without limitation, the Additional Purchase Obligation Agreement. This Amendment supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. Notwithstanding the preceding sentence, the provisions of the Parties' Fab 2 Investment Agreements shall remain unchanged to the extent they are not amended by the terms of this Amendment.


                     [END OF PAGE INTENTIONALLY LEFT BLANK]


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     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.


_____________________________    _____________________________________________
TOWER SEMICONDUCTOR LTD.         ISRAEL CORPORATION TECHNOLOGIES (ICTECH) LTD.

By: _________________________    By: _________________________________________

Title: Co-CEO                    Title: ______________________________________



_____________________________    __________________________________
SANDISK CORPORATION              ALLIANCE SEMICONDUCTOR CORPORATION

By: _________________________    By: ______________________________

Title: ______________________    Title: ___________________________



_______________________________   _________________________________
MACRONIX INTERNATIONAL CO., LTD.  QUICKLOGIC CORP.

By: ___________________________   By: _____________________________

Title: ________________________   Title: __________________________



_______________________________
THE CHALLENGE FUND-ETGAR II, LP

By: ___________________________

Title: ________________________


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                                    EXHIBIT A


WAFER PARTNER OR EQUITY PARTNER            FIRST INSTALLMENT  SECOND INSTALLMENT
--------------------------------------------------------------------------------

SanDisk Corp.                                  $6,600,420          $4,400,280
--------------------------------------------------------------------------------
Alliance Semiconductor Corp.                   $6,600,420          $4,400,280
--------------------------------------------------------------------------------
Macronix International Co., Ltd.                $6,600,420         $4,400,280
--------------------------------------------------------------------------------
QuickLogic Corp.                               $2,200,140          $1,466,760
--------------------------------------------------------------------------------
Israel Corporation Technologies (ICTech) Ltd.  $4,400,004          $2,933,336
--------------------------------------------------------------------------------
The Challenge Fund-Etgar II, LP                $440,000.40         $293,333.60
--------------------------------------------------------------------------------


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